# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Power REIT, CIK 0001532619
CUSIP: 73933H101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 301 WINDING ROAD, 301 WINDING ROAD, OLD BETHPAGE, New York (NY), 11804
Date of event which requires filing of this statement: 12/03/2025
Amends the filing with accession number 0001042634-25-000004
Filed by CIK 0001042634
Persons authorized to receive notices and communications: Henry Posner III, 535 Smithfield Street, Suite 960, Pittsburgh, Pennsylvania (PA), 15222, 412-928-7700; Briar McNutt, Epstein Becker & Green, P.C., 875 Third Avenue, New York, New York (NY), 10022, 212-351-4500

## Reporting persons
- POSNER HENRY III (CIK 0001042634): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 211,000; shared voting power 0; sole dispositive power 211,000; shared dispositive power 0; aggregate amount beneficially owned 211,000 (6.2% of the class)
  Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by Henry Posner III (the "Reporting Person") with respect to Power REIT (the "Issuer") on December 1, 2025 (the "Schedule 13D"). This Amendment No. 1 is being filed to report changes in the Reporting Person's beneficial ownership of the Issuer's Common Stock, par value $0.001 per share (the "Common Stock").
  
  Since the filing of the Reporting Person's Schedule 13D, the Reporting Person has acquired additional shares of the Issuer's Common Stock that resulted in an increase in the Reporting Person's beneficial ownership by more than one percent (1%) of the outstanding shares of the Issuer's Common Stock.
  
  The Schedule 13D is hereby amended and supplemented to include the information set forth herein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Power REIT
Address of issuer's principal executive offices: 301 WINDING ROAD, 301 WINDING ROAD, OLD BETHPAGE, New York (NY), 11804

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

The aggregate purchase price of the 211,000 shares of Common Stock reported on this Amendment No. 1 as beneficially owned by the Reporting Person is approximately $141,523 including brokerage commissions. Such shares were acquired with the Reporting Person's personal funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The Reporting Person may be deemed to beneficially own 211,000 shares of the Issuer's Common Stock, representing 6.2% of the Issuer's outstanding Common Stock, which is calculated based on 3,389,661 shares of Common Stock outstanding as of October 22, 2025, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the SEC on October 24, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

The Reporting Person has sole voting and dispositive power of 211,000 shares of Common Stock. The Reporting Person does not share any voting or dispositive power with respect to his ownership of the Issuer's Common Stock.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the shares of the Issuer's Common Stock by the Reporting Person since the filing of the Schedule 13D are set forth in Exhibit 99.1 hereto and are incorporated by reference herein. All such transactions were effected in the open market.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Transactions in the Common Stock Since Filing of Schedule 13D
99.2 - Power of Attorney by Henry Posner III for Executing Schedule 13D and Schedule 13G (incorporated by reference from Exhibit 99.2 to Schedule 13D of Reporting Person dated November 24, 2025 and filed with the SEC on December 1, 2025)

## Signatures
- POSNER HENRY III: /s/ Briar McNutt, Briar McNutt by POA from Henry Posner III, Reporting Person (12/04/2025)
Comment: Power of Attorney by Henry Posner III for Executing Schedule 13D and Schedule 13G (incorporated by reference to Exhibit 99.2 to the Schedule 13D of Reporting Person dated November 24, 2025 and filed with the Securities and Exchange Commission on December 1, 2025)